METCARE™

January 2, 2003

Lester Rosenkrantz
Cameron Associates
1370 Avenue Of The Americas
Suite 902
New York, NY 10019-4602

Dear Lester:

This letter will memorialize the agreement we made on the $32,000 owed Cameron Associates for invoices through December 31, 2002.

Of the total, $17,000 is to be paid in the form of 100,000 common shares of Metropolitan Health Networks, Inc. These shares are to be issued immediately and will carry piggyback rights.

The balance of $15,000 is to be paid in five equal installments with the first installment due immediately and the remaining four due 1/15, 2/15, 3/15 and 4/15/03.

Please indicate your acceptance of this agreement by signing below and faxing it back to me at 561-805-8501. On behalf of Metcare, I thank you for your help and cooperation in this matter and look forward to mutually prosperous year in 2003.

Very truly yours,

David S. Gartner
Chief Financial Officer

Accepted by:

President

Metropolitan Health Networks, Inc. • 500 Australian Avenue South • Suite 1000 • West Palm Beach, Florida 33401
Tel:561-805-8500 • Fax:561-805-8501 • www.metcare.com
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